ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

RAGLAN ACQUISITION ADDS A NEW DIMENSION TO

ACREX VENTURES AND COMBINES WITH THE

MICHAUD PROPERTY TO ADD GREATER DEPTH TO THE ASSET BASE

Thursday, September 4, 2003, Vancouver, B.C.: Acrex Ventures Ltd. (AKV:TSX.V).   As our shareholders are aware, drilling on the Michaud property has demonstrated an extensive envelope of gold mineralization covering an area of over 3.0 km in strike, up to 300m in width and extending to depths of at least 950m.  The favourable stratigraphic host to gold mineralization is interpreted to extend for an additional 6.0 km to the west and 0.5 km to the east.  Indeed, mining at the nearby Holt McDermott and Holloway mines has clearly demonstrated the potential for deposits in this area to host profitable mineable reserves in the order of 1.2 to 1.4 million ounces at average grades similar to those currently being encountered on our Michaud property, with drill indicated potential for increased reserves and grade to depths in excess of 1000m.

The Michaud property could well be a company maker for Acrex.  However, it is the wise junior resource company that focuses on multiple targets of opportunity.  Such focus allows management to employ risk-weighted exploration and development plans and also serves to minimize risk on the commodity front.  Acrex management was aware of the potential of the Raglan region prior to our May 13, 2003 press announcement.  It was at that time that we announced that we had acquired 150 mineral claims in the Raglan area, in northern Ungava, Quebec.  The claims are in a contiguous block and cover approximately 6,210 hectares (or approximately 15,345 acres).  The claims are approximately 80 kilometers southwest of Falconbridge’s Raglan Mine which was put into production by Falconbridge in 1997.  The Raglan Mine property is reported to have reserves totalling – Proven: 6.69 million tonnes grading 3.04% nickel and 0.81% copper, and Probable:  11.42 million tonnes grading 2.78% nickel and 0.78% copper (source:  Falconbridge).  Falconbridge is reported to be producing 130,000 tonnes per year of concentrate.

As noted in the press release, the Raglan area’s potential to host high grade platinum group metal (PGM) deposits has been systematically investigated in recent years.  In November of 2002, Canadian Royalties Inc. announced that it had received extensive high-grade nickel-copper-cobalt-platinum-palladium-gold assay results (up to 400 grams per ton PGM’s) over wide intervals in three diamond drill holes completed at the Mesamax northwest grid area.  This discovery has shown the potential of the South Trend.  Acrex’s property in the South Trend is located approximately 100 km southwest of the Mesamax grid area.

Considered to be geologically similar to the Thompson Nickel Belt and the Norilsk deposits in Russia, two of the largest nickel producing belts in the world, the potential for the discovery of additional deposits of nickel in the Raglan area is considered to be extremely high.  Anglo American Exploration (Canada) Ltd. considers the belt to be the most prospective place to search for nickel in the world.  Other companies with significant landholdings in the area are:  Goldbrook Ventures Inc., Novawest Resources Ltd. and Knight Resources Ltd.

Acrex was fortunate to acquire these claims.  We may now explore opportunities to exploit key base metals as well as PGM’s.  Long before the bull market in gold began to build its foundation and take form, Platinum Group Metals were bullish in their own right, primarily due to global supply and demand issues.  Much of the world’s PGM’s now come from Russia and South Africa, both regions not unfamiliar with political and financial volatility.  This has led many of the world’s current producers to focus exploration efforts in Canada.  We are pleased to be part of this effort and we encourage our investors to learn more about this most recent acquisition.

A few basic facts about the Raglan area

In November 2002, Canadian Royalties announced the discovery of high grade nickel, copper and platinum group metals near Falconbridge Raglan Mine in Northern Quebec.  This announcement precipitated a staking rush which covered the entire Raglan Belt.

Falconbridge’s world-class mine and the recent discovery by Canadian Royalties suggests potential for a major expansion of this well-known nickel-copper mining camp with huge potential for associated platinum group metals (“PGM”).

The addition of nickel, copper and PGM to the present profile of Acrex Ventures represents an interesting and diverse commodity package to current and future shareholders.  The Raglan Belt lies within the “Cape Smith Belt”, which trends west to east for approximately 340 miles across the Ungava Peninsula in northern Quebec between Hudson and Ungava Bays.  Raglan is one of the world’s largest relatively unexplored Nickel-Sulphide deposit bearing belts that has already proven that, unlike the renowned camps of the Sudbury Basin and the Thompson Nickel Belt, Raglan too contains a series of multi-million ton deposits.

Canada’s Thompson Nickel-Cu-PGM Belt, said to be very similar to the Raglan Ni-Cu-PGM-Co Belt in dimensional length, width and geology, has produced an amazing 32 deposits, and reportedly contains an incredible 800 million tons of mineralization.  The newer Raglan Camp has undergone much less exploration and development and has yielded 6 or 7 deposits totalling perhaps 28+ million tons to date.  Some companies have speculated that this region could hold another 150 million ton mine, like the Thompson Mine.  Indeed, the Raglan potential is enormous, similar perhaps to the Thompson Mine and Norilsk.

The Raglan camp presents excellent exploration potential and now holds “multiple” magmatic PGM-nickel-copper sulphide deposits hosted by Proterozoic komatiitic sill-like emplacements.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.